UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
CÜR MEDIA, INC
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

23126J109
(CUSIP Number)
December 31, 2014
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
 ☑  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23126J109	13G	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Peierls Foundation, Inc. Taxpayer I.D. No. 13-6082503

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,290,006 (1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,290,006 (2)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,290,006

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Joint filing pursuant to Rule 13d-1(k)(1).  This Schedule 13G is filed by the Peierls Foundation, Inc. (the "Foundation").  This Schedule 13G is also being filed on behalf of E. Jeffrey Peierls, the President and a Director of the Foundation, and Brian E. Peierls, the Vice President and a Director of the Foundation.  E. Jeffrey Peierls may be deemed the beneficial owner of securities held by trusts of which E. Jeffrey Peierls is an individual trustee. E. Jeffrey Peierls and Brian E. Peierls may be deemed to share indirect ownership of securities held by the Foundation, and trusts of which E. Jeffrey Peierls and Brian E. Peierls are co-trustees.

(2)	Consists of 645,006 shares of common stock and 645,000 shares of common stock which may be acquired upon exercise of warrants, which are exercisable immediately.

CUSIP No. 23126J109	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
E. Jeffrey Peierls

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
942,011 (3)

	6	SHARED VOTING POWER
1,408,008 (4)

	7	SOLE DISPOSITIVE POWER
942,011 (3)

	8	SHARED DISPOSITIVE POWER
1,408,008 (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,350,019

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(3)	Consists of 471,011 shares of common stock and 471,000 shares of common stock which may be acquired upon exercise of warrants, which are exercisable immediately.

(4)	Consists of 704,008 shares of common stock and 704,000 shares of common stock which may be acquired upon exercise of warrants, which are exercisable immediately.

CUSIP No. 23126J109	13G	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brian E. Peierls

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
250,001 (5)

	6	SHARED VOTING POWER
1,408,008 (6)

	7	SOLE DISPOSITIVE POWER
250,001 (5)

	8	SHARED DISPOSITIVE POWER
1,408,008 (6)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,658,009

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.46%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(5)	Consists of 125,001 shares of common stock and 125,000 shares of common stock which may be acquired upon exercise of warrants, which are exercisable immediately.

(6)	Consists of 704,008 shares of common stock and 704,000 shares of common stock which may be acquired upon exercise of warrants, which are exercisable immediately

CUSIP No. 23126J109	13G	Page 5 of 9 Pages
Item 1.
(a)	Name of Issuer CÜR MEDIA, INC

(b)	Address of Issuer's Principal Executive Offices The principal executive offices are located at 2217 New London Turnpike, South Glastonbury, CT 06073.
Item 2.
The Peierls Foundation, Inc.
(a)	Name of Person Filing The Peierls Foundation, Inc.

(b)	Address of the Principal Office or, if none, residence c/o E. Jeffrey Peierls 73 S. Holman Way Golden, CO 80401

(c)	Citizenship USA entity

(d)	Title of Class of Securities Common Stock, $0.0001 par value per share

(e)	CUSIP Number 23126J109
E. Jeffrey Peierls
(a)	Name of Person Filing E. Jeffrey Peierls

(b)	Address of the Principal Office or, if none, residence 73 S. Holman Way Golden, CO 80401

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock, $0.0001 par value per share

(e)	CUSIP Number 23126J109

CUSIP No. 23126J109	13G	Page 6 of 9 Pages
Brian E. Peierls
(a)	Name of Person Filing Brian E. Peierls

(b)	Address of the Principal Office or, if none, residence 7808 Harvestman Cove Austin, TX 78731

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock, $0.0001 par value per share

(e)	CUSIP Number 23126J109
Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 23126J109	13G	Page 7 of 9 Pages

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of Cover Pages.

(b)	Percent of class: See Item 11 of Cover Pages.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 of Cover Pages

	(ii)	Shared power to vote or to direct the vote: See Item 6 of Cover Pages

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     .
Instruction. Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
 Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
  Not applicable.

CUSIP No. 23126J109	13G	Page 8 of 9 Pages

Item 8.  Identification and Classification of Members of the Group.
  Not applicable.
Item 9.  Notice of Dissolution of Group.
  Not applicable.
Item 10.  Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23126J109	13G	Page 9 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
The Peierls Foundation, Inc. By: /s/ E. Jeffrey Peierls E. Jeffrey Peierls, President /s/ E. Jeffrey Peierls E. Jeffrey Peierls, Individually /s/ Brian E. Peierls Brian E. Peierls, Individually